## VSR FINANCIAL SERVICES, INC.

**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2015**

**ASSETS**

| | | |
|---|---|---|
| Cash and cash equivalents | $ | 7,359,510 |
| Cash segregated under federal regulations | | 27,590 |
| Fees and commissions receivable | | 4,998,317 |
| Due from parent | | 2,426,534 |
| Prepaid expenses | | 624,531 |
| Receivable from brokers, dealers and clearing organizations | | 797,377 |
| Other assets | | 406,792 |
| **TOTAL** | $ | 16,640,651 |

**LIABILITIES AND STOCKHOLDER'S EQUITY**

**LIABILITIES:**

| | | |
|---|---|---|
| Commissions payable | $ | 4,155,145 |
| Accrued expenses and accounts payable | | 5,790,308 |
| Deferred revenue | | 1,122,728 |
| Total Liabilities | | 11,068,181 |
| **STOCKHOLDER'S EQUITY** | | 5,572,470 |
| **TOTAL** | $ | 16,640,651 |

See notes to statement of financial condition.